Alderman & Company Capital, LLC

Financial Statements

For the Year Ended December 31, 2025

With

Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alderman & Company Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__35 Warrington Round__

(No. and Street)

__Danbury__	__CT__	__06810__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Vigliarolo	805-432-0320	jvigliarolo@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Harris Alderman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alderman & Company Capital, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Member _____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alderman & Company Capital, LLC

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alderman & Company Capital, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

February 26, 2026
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Alderman & Company Capital, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	34,751
Prepaid expenses		1,650
Property and equipment, net of accumulated depreciation of $4,218		-
Total assets	$	36,401

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	9,800
Total liabilities		9,800
Member's equity		26,601
Total liabilities and member's equity	$	36,401

The accompanying notes are an integral part of these financial statements.

Alderman & Company Capital, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Interest	$	3
Total Revenues		3
Expenses		
Professional fees		43,310
Technology and communications		6,957
Other		2,485
Total Expenses		52,752
Net loss	$	(52,749)

Alderman & Company Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance, December 31, 2024	$	44,350
Member contributions		35,000
Net loss		(52,749)
Balance, December 31, 2025	$	26,601

Alderman & Company Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(52,749)
Adjustments to reconcile net loss to		
cash used by operating activities:		
Increase in prepaid expenses		(1,650)
Decrease in accounts payable and accrued expenses		(3,300)
Net cash used by operating activities		(57,699)
Cash flows from financing activities:		
Member contributions		35,000
Net cash provided by financing activities		35,000
Net decrease in cash		(22,699)
Cash, at beginning of year		57,450
Cash, at end of year	$	34,751

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was organized in the state of Connecticut on May 27, 2005. The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman (the "Member"). As a limited liability company, the Member's liability is limited to their contributed capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as established by the Financial Accounting Standards Board to ensure consistent reporting of financial condition, results of operations and cash flows.

Cash – The Company maintains its bank accounts at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue recognition – Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisition transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from investment banking advisory agreements are generally recognized at the point in time that performance under the agreement is completed (the closing of the transaction). However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenues.

The Company recognizes success fee revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Accordingly, actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivable - Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends.

Property and equipment - Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets, which range from three to five years.

Advertising – Advertising costs are expensed as incurred. The Company had no advertising expenses for the year ended December 31, 2025.

Income taxes – The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the income or losses of the Company flow through to its Member and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE 3 – SEGMENT REPORTING

The Company's chief operating decision maker is its President. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying Statement of Operations. Additionally, the chief operating decision maker uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $24,951, which was $19,951 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.00.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has two related parties owned by the Company's Member: Alderman & Company Consulting, LLC, a Connecticut consulting company, and Alderman & Company Wings, LLC, a Connecticut aircraft holding company. There were no transactions between the two related parties and the Company during 2025.

The Company operates from office space provided by its Member at no cost to the Company.

Financial position and results of operation could differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

NOTE 6 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 8 – NET LOSS

The Company has incurred a loss for 2025 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that he intends to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

Alderman & Company Capital, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025
Schedule I

Net Capital

Total member's equity	$	26,601
Total deductions and non-allowable assets		(1,650)
Net capital	$	24,951

Aggregate indebtedness

Accounts payable and accrued expenses	$	9,800
Total aggregate indebtedness	$	9,800

Computation of basic net capital requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	19,951
Ratio of aggregate indebtedness to net capital		0.39 to 1.00

Reconciliation With Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2025:

There are no material differences between the above computation of net capital and the corresponding computation reported on the Company's Part IIA of Form X-17A-5 as of December 31, 2025.

Alderman & Company Capital, LLC

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alderman & Company Capital, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Alderman & Company Capital, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Alderman & Company Capital, LLC stated that it conducted business activities involving private placements to customers throughout the year ended December 31, 2025, without exception, and (3) Alderman & Company Capital, LLC stated that Alderman & Company Capital, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Alderman & Company Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alderman & Company Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 26, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



Alderman & Company Capital, LLC
Exemption Report
December 31, 2025

We, as members of management of Alderman & Company Capital, LLC ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation, we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.

2) The Company conducted business activities involving private placements to customers throughout the year ended December 31, 2025, without exception.

3) The Company met the identified conditions for such reliance throughout the year ended December 31, 2025, without exception.

Alderman & Company Capital, LLC

Signature: _____
            William Alderman, President

February __10__ , 2026